Filed by GreenSky, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: GreenSky, Inc.
Commission File No.: 001-38506
Date:  September 20, 2021

The following email was sent from GreenSky, Inc. to its employees regarding the proposed combination between The Goldman Sachs Group, Inc. and GreenSky, Inc.

Dear GreenSky Team,

I am very pleased to announce an exciting development that will accelerate GreenSky’s mission and create new opportunities for all our stakeholders - Associates, merchants and consumers. Yesterday evening, GreenSky entered into an agreement, subject to approval from our shareholders, receipt of regulatory approvals and customary closing conditions, to become part of Goldman Sachs, the world’s leading global financial services institution with a 150+ year track record of success and focus on customer centricity, a market capitalization of approximately $140 billion, and $1.4 trillion in total assets.

Since GreenSky’s founding in 2006, we have worked tirelessly on our mission to help merchants grow and delight their customers. We have built a market leading, innovative platform that has served more than 10,000 merchants, more than 4 million consumers, and funded more than $30+ billion in loans through our network. We now have the opportunity to pursue our mission even more aggressively as part of the world’s preeminent financial services institution, providing exciting new opportunities for all of us through a unique combination of resources, scale, technology, human capital, and shared values.

Goldman Sachs will acquire the GreenSky enterprise and the GreenSky team will join Goldman Sachs’ Consumer business. The Consumer business was launched nearly five years ago within Goldman Sachs, with the vision to build the consumer banking platform of the future helping tens of millions of customers take control of their financial lives. With a consumer-centric focus, Goldman Sachs is committed to providing a world class offering that meets customers where they want to transact. Having an exceptional point-of-sale capability is of paramount importance to achieving that vision. GreenSky’s innovative and market-leading point-of-sale program will expand Goldman Sachs’ point-of-sale capabilities, while our large and growing merchant and consumer networks will create tremendous value for the entire Goldman Sachs ecosystem. Additionally, the talent, knowledge, and experience of the GreenSky team is an important complement to the existing Goldman Sachs Consumer team and a key factor in their decision to partner with GreenSky.

What this means for all our Associates is exciting new opportunities for growth and career advancement as we continue to accelerate the mission of GreenSky, while also joining new partners with an ambitious future vision of financial services.

You can hear more about this exciting news by joining me on a call for GreenSky Associates later today at 4:00pm ET (meeting invite to follow).

Thank you all again for your continued hard work and support. I look forward to celebrating this important milestone with you and continuing our progress in growing the business as part of the Goldman Sachs family.

Sincerely,

David Zalik, CEO

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding GreenSky and Goldman Sachs including, but not limited to, statements related to the proposed acquisition of GreenSky and the anticipated timing, results and benefits thereof, statements regarding the expectations and beliefs of the board of directors of GreenSky, GreenSky management, the board of directors of Goldman Sachs or Goldman Sachs management, and other statements that are not historical facts.  Readers can generally identify forward-looking statements by the use of forward-looking terminology such as “outlook,” “potential,” “continue,” “may,” “seek,” “approximately,” “predict,” “believe,” “expect,” “plan,” “intend,” “poised,” “estimate” or “anticipate” and similar expressions or the negative versions of these words or comparable words, as well as future or conditional verbs such as “will,” “should,” “would,” “likely” and “could”.  These forward-looking statements are based on GreenSky’s and Goldman Sachs’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties, many of which are beyond GreenSky’s or Goldman Sachs’ control.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with GreenSky’s and Goldman Sachs’ ability to complete the proposed acquisition on the proposed terms or on the anticipated timeline, or at all, including: risks and uncertainties related to securing the necessary regulatory and shareholder approvals and satisfaction of other closing conditions to consummate the proposed acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed acquisition; risks related to diverting the attention of GreenSky and/or Goldman Sachs management from ongoing business operations; failure to realize the expected benefits of the proposed acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of litigation in connection with the proposed acquisition, including resulting expense or delay; the risk that GreenSky’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for GreenSky’s business, including the uncertainty of financial performance and results of Goldman Sachs following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or for GreenSky to maintain relationships with bank partners, other funding sources or purchasers of receivables related to, or economic participations in, loans originated by GreenSky’s bank partners, merchants, sponsors of merchants, consumers, suppliers, distributors, partners, employees, regulators or other third parties; effects relating to the announcement of the proposed acquisition or any further announcements or the consummation of the proposed acquisition on the market price of GreenSky common stock or Goldman Sachs common stock; the possibility that, if Goldman Sachs does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors or at all, the market price of Goldman Sachs common stock could decline; the definitive documentation in respect of the backstop participation purchase facility is subject to negotiation between the parties; regulatory initiatives and changes in tax laws; market volatility and changes in economic conditions; and other risks and uncertainties affecting GreenSky and Goldman Sachs, including those described from time to time under the caption “Risk Factors” and elsewhere in GreenSky’s and Goldman Sachs’ SEC filings and reports, including GreenSky’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021 and June 30, 2021, Goldman Sachs’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021 and June 30, 2021, and future filings and reports by either company.  In addition, the trajectory and future impact of the COVID-19 pandemic remains highly uncertain and can change rapidly, and the extent of the pandemic’s continuing and ultimate impact on Goldman Sachs, GreenSky, GreenSky’s bank partners and merchants, borrowers under the GreenSky® consumer financing program, loan demand (in particular, for elective healthcare procedures), legal and regulatory matters, consumers’ ability or willingness to pay, information security and consumer privacy, the capital markets, the economy in general and changes in the U.S. economy that could materially impact consumer spending behavior, unemployment and demand for products of Goldman Sachs and GreenSky are highly uncertain and cannot be predicted with confidence at this time.  Moreover, other risks and uncertainties of which GreenSky or Goldman Sachs are not currently aware may also affect each company’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  Readers of this communication are cautioned that forward-looking statements are not guarantees of future performance.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by GreenSky or Goldman Sachs on their respective websites or otherwise. Except as otherwise required by law, neither GreenSky nor Goldman Sachs undertakes any obligation, and each expressly disclaims any obligation, to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Participants in the Solicitation

GreenSky, Goldman Sachs and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from GreenSky’s stockholders in connection with the proposed acquisition.  Information about GreenSky’s directors and executive officers is set forth in GreenSky’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 10, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2021 and subsequent statements of beneficial ownership on file with the SEC.  Information about Goldman Sachs’ directors and executive officers is set forth in Goldman Sachs’ Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 22, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2021 and subsequent statements of beneficial ownership on file with the SEC.  Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of GreenSky’s stockholders in connection with the proposed acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the registration statement on Form S-4 and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information and Where to Find It

In connection with the proposed acquisition, Goldman Sachs intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement for a special meeting of GreenSky’s stockholders to approve the proposed acquisition and that will also constitute a prospectus for the Goldman Sachs common stock that will be issued in the proposed acquisition. Each of GreenSky and Goldman Sachs may also file other relevant documents with the SEC regarding the proposed acquisition.  This communication is not a substitute for the registration statement, the proxy statement/prospectus (if and when available) or any other document that GreenSky or Goldman Sachs may file with the SEC with respect to the proposed acquisition. The definitive proxy statement/prospectus will be mailed to GreenSky’s stockholders.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GREENSKY, GOLDMAN SACHS AND THE PROPOSED ACQUISITION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about GreenSky, Goldman Sachs and the proposed acquisition, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by GreenSky will be made available free of charge on GreenSky’s investor relations website at investors.greensky.com. Copies of documents filed with the SEC by Goldman Sachs will be made available free of charge on Goldman Sachs’ investor relations website at goldmansachs.com/investor-relations/.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.